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                                                                    EXHIBIT 99.3

PRESS CONFERENCE

ADDRESSED BY: AZIM PREMJI- CHAIRMAN, VIVEK PAUL- VICE CHAIRMAN AND PRESIDENT-WIPRO TECHNOLOGIES, SURESH SENAPATY - CFO, SURESH VASWANI-PRESIDENT, WIPRO INFOTECH, VINEET AGRAWAL-PRESIDENT, WIPRO CONSUMER CARE AND LIGHTING AND RAMAN ROY-CHAIRMAN, WIPRO SPECTRAMIND.

AZIM PREMJI began with a speech reproduced below:

AZIM PREMJI: The results for the quarter ended September 30, 2003, are already with you in the press docket; let me share with you some of my thoughts on our performance and prospects.

Revenues grew smartly across all segments of our Global IT Services business. This robust sequential growth was in every business sector, each geography and every service line. As a result Wipro crossed the $1 billion annualized revenue run rate in its IT business.

Our Technology business grew sequentially by 16% and the Enterprise business by 12%. If we were to look at different service lines, Technology Infrastructure Services grew sequentially by 36%, Business Process Outsourcing grew sequentially by 22% and Package Implementation sequentially by 19%.

On the profitability front, improvement in Utilization and increased cost efficiencies offset the impact of Rupee appreciation, resulting in our Operating Margins being broadly at the same level as they were in the quarter ended June 30, 2003.

During the press conference in July, I spoke of how our strategy to be a comprehensive IT solutions provider was starting to reflect in our operations. This trend gained momentum in the last quarter. We continued to be successful in selling new and enhanced services to our existing customers and to new customers. More importantly, we have been able to leverage the consulting skills and resources from our acquisitions in the Energy & Utilities practice and Securities practice to other business practices. The potential for further synergies is significant and we are accelerating steps to realize this potential.

Looking ahead, we expect robust volume growth across business segments. Customer interest in the use of Offshore Services continues to be high. The pricing environment is encouraging - we witnessed a modest rise in pricing last quarter and the trend of better pricing for new customers continues. However, we are aware that the mix of customers and service lines can impact quarterly realizations. Further, continued appreciation of the Rupee puts significant pressure on business profitability.

In summary, we believe that the current environment provides exciting opportunities and interesting challenges. We are well positioned to seize the opportunities and manage the challenges to create superior shareholder value.

Q&A SESSION WITH THE MEDIA

MEDIA: The downsizing of H1B visas by America, how far it has affected you?

AZIM PREMJI: The visa quota up to September 30 was 195,000, but that has been progressively been increased over the past few years. We have today pending visas of our existing employee of

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about 2,500 and we believe that it will not significantly affect us in terms of our results over the next one year. And NASSCOM has also made a representation on this to increase the 65,000 I think to 80,000. I do not think it will significantly affect results for the industry also for this year. It will however force more business offshore, which is good from a country point of view as well as from a customer point of view.

MEDIA: I wanted to ask about the rebound in technology spending that seems to have been signaled by your results this time. What are the segments that are looking healthy, and can we have some idea of how the spending pipeline is right now. Looking at the last quarter and looking ahead may be in the next couple of quarters, segment wise, because some of the segments that you had earlier taken big positions on seem to be rebounding. So, a better perspective on this would be appreciative.

VIVEK PAUL: What we saw this quarter was sustained growth across really all fronts. First of all, this was our seventh straight quarter of volume growth. So, that felt pretty good. This quarter we had sequential quarter growth in the double digits at almost 11%. If you break down the numbers, what you see is that our technology business had a very nice sequential quarter growth of 16%. On a year-on-year basis it was only 27% because two quarters ago the growth had still not picked up as much as it has today. Key highlights in the technology business were, we saw good growth in storage, in the semiconductor space, system on chip, intellectual property, and we also saw some taking over of full product ownership in the telecom side.

On the IT side, again we had a very strong year-on-year; we were above 50% growth. Our banking financial services sector grew 20% quarter-on-quarter. So, we had a very strong growth as well. We saw some of our high-end practices picking up steam. Our infrastructure services practice grew very fast. Package implementation grew very fast. And most hearteningly, we also began to start doing global rollouts. Rollouts of a particular project that from a customer that touched, you know, multiple parts of the world. If you look at it from a region perspective, America really was the growth engine. The United States grew at a year-on-year rate of above 50%. So, as a result it continued to be growth engine for us. If you look at it from the perspective of clients, some of our largest clients grew larger. We had a spurt in the number of clients from greater than $5 million. We were 31 last quarter, we became 38 this quarter. Number of accounts greater than $1 million also spurted up from 99 to 127. So, really if you characterize the growth, I would say seven quarters of straight volume growth and in the last quarter some acceleration.

MEDIA: Is it possible to look ahead on the R&D, embedded, and telecom segments as to how the demand seems to be panning out right now?

VIVEK PAUL: Well, I think that you know, it is a little early to be able to call too far into the future, but what we certainly see is customers are more willing to reach for their wallets. So, I think that that combination gives us some hope. The other thing is that as has been reflected also in the rise of the NASDAQ, that the technology companies themselves are beginning to see some stabilization and some growth for them, and as a result are reinvesting in their product plans and we are a beneficiary of that reinvestment.

MEDIA: How many new customers were added this quarter?

VIVEK PAUL: 35 new clients added this quarter, 15 in technology, and 20 in IT.

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MEDIA: Can you give us the break up again? 15 in technology and 20 in IT and how many in IT-enabled services?

VIVEK PAUL: In IT enabled services, we had three new clients, but all three were already existing Wipro Technologies' clients. So, they are not new additions to the Wipro fold.

MEDIA: And how do you differentiate technology and IT enabled, you mean to say R&D development and IT services?

MEDIA: Can you name a few clients please?

VIVEK PAUL: Actually the days of naming clients are gone but I think that one thing that I would like to point out is that you know, I was talking about the growth highlights and may be Raman you can add something on what we saw on the Wipro Spectramind side, because Wipro Spectramind was a very strong growth engine.

RAMAN: We are seeing terrific traction with the customers as Vivek just mentioned, all the three new customers we added are existing Wipro customers and that was the strategy that we came to you few quarters ago to say that our growth will come from penetrating with the additional opportunities that we see out of the BPO industry on the existing customers. More than a third of the customers of Wipro Spectramind are existing Wipro customers and in terms of the pipeline that we have where we are now moving towards an integrated approach of all opportunities of Wipro that we are offering to our customers, more than 80% of the pursuits are of an integrated manner. And we are pretty bullish on what opportunities exist in the market place.

VIVEK PAUL: Raman is being modest, you know, his business grew 22% sequentially and 131% year-on-year. So, he was definitely a big growth engine for us.

MEDIA: How much contribution does IT enabled services make for Wipro Technologies revenue?

AZIM PREMJI: About 9% of revenue last quarter. For Wipro Technologies as a whole; not for Wipro Limited.

MEDIA: Could you just take us through this appreciating rupee out here, because you say that the utilization rates went up and you have offset the rupee appreciation, but if you compare it with Q1, it has gone up by 1%, 78% utilization in IT. So, could you just take us through what exactly do you mean by offset in rupee appreciation? How has it been and in value terms what has been the actual effect on the top line?

VIVEK PAUL: Well, you know, utilization does not change the top line. I mean, utilization is the fact that you had fewer people on the bench, and the fewer the people you have on the bench, the higher the profitability. And so, what we said is that the rupee appreciation put pressure on profitability, having fewer people on the bench alleviated part of that pressure.

MEDIA: What is the attrition rate?

VIVEK PAUL: The voluntary attrition for the quarter was 12%, up 1 point versus last quarter. It was 11% last quarter, now 12%.

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MEDIA: Mr. Paul, could you throw some more light on this pricing pressure. You said that things are looking stable now and so looking ahead how do you feel this is going to be, would this momentum be maintained? And secondly you are supposed to give a wage hike during October. So, has that happened?

VIVEK PAUL: Let me take the second question first which is we do anticipate, actually the wage hike happened, should not say anticipate, has happened on October 1. It is a 12% average salary increase.

MEDIA: On offshore salaries?

VIVEK PAUL: On offshore salaries, and as an impact, we estimate of about 1.5 points on the operating margins. And if you look at the first part of your question which was on the pricing front, I think that we were quite heartened to see the price stabilization and slight improvement this quarter, particularly since we were also fighting the fact that as our technology businesses grew, and the technology businesses are at a slightly lower realization, that we were mixing down in terms of overall realization. So, actually we were able to offset the mixing down and in fact show some growth. I think that what we are seeing on the pricing environment is that customers, first of all compared to being a little bit more disciplined given the fact that there is a war for talent out there, all of us are growing and hiring people and finding that we are running up against each other as we compete for that talent. So, as a result there is some more discipline if you will. However, what we do continue to see is that the international players are still spoilers in terms of the pricing space because they turn to offset their lack of expertise with lower prices. But that is true of any industry, any game, the people who are behind will offer a lower price and the customer will trade off what they want.

MEDIA: Mr. Paul, with this salary hike and the employee utilization rates already at 78%, and of course the rupee appreciation, so how do you see the margins going ahead in the next quarter?

VIVEK PAUL: Well, I think what we had said last quarter and we continue to say this quarter is that the rupee appreciations are wild card, I mean, nobody really can say with exactness where it is going to end up at the end of the quarter, but despite the salary increase, we should be able to offset and grow our operating margins excluding the impact of the rising rupee.

MEDIA: IT enabled services added about 2000 odd employees this quarter and you added three new clients. One question is, the three new clients were already taking services from an Indian IT enabled services or a US IT enabled service. And out of the 2000 employees, how many were, you know, put for the new clients. Or was it for the existing clients?

VIVEK PAUL: I just want to clarify. When I said that they were already existing clients, I mean they were existing clients of Wipro Technologies, not existing clients of some other IT enabled Services Company.

MEDIA: No, not existing Wipro client, but was Wipro Technologies offering IT enabled services for these clients?

VIVEK PAUL: No. Basically, it was an existing customer that is why it did not show up in the new account list. So, 35 did not show up there. But I thought your question was who else were they taking IT enabled services from. I just wanted to clarify that, my answer was not that they were existing accounts of somebody else; they were existing accounts of Wipro.

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RAMAN: Now in terms of the utilization of the 2030 people that we have added, yeah, part of them will go into servicing these new accounts and a majority of them will go into servicing the growth that we are seeing in the existing accounts that we have. There are 17 different customers that we service and we do 60 different processes for these 17 customers which is a growth of, we had 51 processes at the end of last quarter and we have grown that to 60. So, while the numbers of customers have grown by three, the number of processes has grown by
9. And work, all this work coming to us from other service providers in the US or in the UK not necessarily. Some of the new customers that we have signed on had worked that was captive. That is being transferred to us.

MEDIA: You mean to say that captive IT enabled services was move to Spectramind.

RAMAN: We look at captive and non-captive in the Indian environment, but where companies are doing work by themselves in the US that is captive work. They are doing it inside their own companies and they decide to outsource it to a third party. So, that is a transfer from work that is being done captive to a third party and that third party happens to be at a remote location when they give it to us.

MEDIA: Mr. Paul, again on this telecom business with the R&D spend slightly increasing now, do you feel this could probably make the telecom service providers or telecom companies to enhance their work from their domestic captive centers. So, in that case would that sort of impact you?

VIVEK PAUL: Well I think that what we have seen generally is that when a company sets up their own captive center in India. The overall size of the pie grows faster than what you lose in terms of how much business you lose to that captive center. So, in the technology space for example, virtually every single one of our marquee accounts has some presence in India and yet we continue to do well. So, I think that it is a part of an overall make versus buy strategy that these companies have. And also what they see as the benefit of India and how fast we can scale up versus their own centers. So, I would say that certainly we share that business but is not necessary a net negative.

MEDIA: Mr. Senapaty, what is the rupee impact on margins last quarter.

SURESH SENAPATY: Quarter ending September, the impact was 1.3% adverse, and like we said, there will be impact of that nature in the following quarter also. But one milestone that we at Wipro are very proud of having achieved, you know, last quarter is that we had done $222 million dollars for Wipro technologies and about 42 million dollars in Wipro Infotech, combined of about 264 million dollars makes us cross the 250 million dollar mark in terms of a billion dollar annualized IT revenue for the company.

MEDIA: Could you give us some details about the kind of billing rates that new customers have come in at?

SURESH SENAPATY: On an average if you look at, the new customers' billing rates are little better compared to the current average of the existing base, but not to say that definitely the prices are going to be reflecting much better realization going forward. We did post a better price realization in the last quarter. But we hope going forward it will be in a narrow band because when you, you know, when you talk about new customer revenue about 3.8% in the last quarter and going forward also it will be in a range of 10-15% over the years, over the full financial year. So, consequently there will be always changes in the mix, changes in the kind of customers where we have lower rates whether that business goes up or the higher rates business goes up and so on.

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So there will be mix changes or the practice changes, and similarly the geography changes. Therefore it will move in a narrow band, but a good encouraging sign is the new customers are coming at on an average little marginally better than the existing rates.

MEDIA: Mr. Premji, how far Government of Karnataka has responded to your comments on infrastructure and other things?

AZIM PREMJI: See, the Government of Karnataka and the Chief Minister are always responsive to legitimate issues being taken up with them and they are moving on the issue.

MEDIA: Are you satisfied?

AZIM PREMJI: I think it is premature to say whether one is satisfied or dissatisfied. You know, I think we have to watch the situation over the next six months. Roads don't get constructed in one quarter. And some funds of theirs' have to be re-prioritized. But I think they are very aware of the fact that if they want to develop Bangalore, particularly some of the industrial centers and the service centers of Bangalore, good infrastructures are prerequisite. So, both from the point of view of commuting of employees as well as from the point of view of commuting of potential customers.

MEDIA: I wanted to ask a question on Wipro Spectramind. My question is that I believe that attrition rates are pretty much above the industry benchmarks and I even hear figures of 35% upwards, is that correct, and what is the current attrition rate and how is it looking? What is the run rate on attrition and why is this and what are doing about it?

RAMAN: Regarding our attrition, the figure we gave you last quarter was 13% and for this quarter it is 12%. So we have had a 1% decline in attrition. I don't know about your comments on where they are vis-a-vis the industry average; you and I must be reading different reports of industry average of these figures you think are above that. Because the reports I read seem to indicate a significantly higher industry average. There is a certain amount of reality. It is to do with demand and supply of the workforce that the BPO industry needs, and at this point of time, the demand is significantly higher than the supply, and leadership with 8,492 people right now as of the end of the last quarter, we are the clear leaders as third party providers in this industry and leadership is a double edged sword. Our training is rated, I am told by the industry as per the industry reports I read, as top notch. And therefore our employees become target by other startups, other companies that are coming into being, and that presents a fairly challenging environment for us, leading to these attrition rates. What are we doing about it? We are looking to cater to understand the needs of our employees, to see what we can do to fulfill those needs so that it can be mutually beneficial where they can create a career for themselves within, not only just Wipro Spectramind, but Wipro, because there are larger opportunities that exist that we think Wipro Corporation can offer to our employees with some of the people who compete with us do not have opportunities to offer those career paths.

SURESH SENAPATY: I just want to make a point that, you know, if you look at the results of the consumer care, it has grown YOY in terms of revenue by 20% and the profit before interest and tax, operating profits has grown by 25% year-on-year. Similarly if you look at Indian IT services Middle East and Asia Pacific, though in terms of top line it has de-grown, but in services it has grown by 22% year-on-year, and the operating profit wise it has grown 19%. So, we are doing pretty well both in Infotech as well as consumer care, so please have specific questions on both those segments of our business too.

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MEDIA: I have a question separately about the acquisitions you made in the consulting space. How exactly have those helped? Can you give examples, you know, give us more detail on those? You say you are leveraging those skills, how?

VIVEK PAUL: Well, you know, for example, I would say in the energy and utility space, the acquisition we made of the AMS Consulting Practice, has allowed us to open, I would say, may be about three more accounts and in virtually every one of the existing consulting accounts we have been able to do some offshore delivery of services. So, I think that cross penetration has helped. Also with some of our key accounts, it has helped us articulate a totally different value proposition. If I look at the Nervewire acquisition, it was focused primarily on the financial services space. We opened one new account as a result of working with them. In addition, in many of our securities vertical account, securities being things like, you know, investment banks, we have again been able to get some pretty good growth in terms of our own existing services as a result of adding that consulting layer. So, all in all I think that those two consulting acquisitions have helped us both in terms of pushing through more of offshore revenue into existing accounts, as well as being able to repackage our services to an existing account.

MEDIA: Could you give us some details on the utilization rates. I think you mentioned, but if you could elaborate a little?

VIVEK PAUL: It improved quarter-over-quarter by a point

SURESH Senapaty: From 69 to 70. One is talking about a gross which means the total head count including the support staff, including the training every thing. On a total-to-total basis, 69 have improved to 70%. And if you look at a net basis, it is 77% to 78%. Typically the industry, typically the peers talk about only the net utilization and therefore I am giving a comparable number.

RAMAN: And if you look at the BPO industry, our seat utilization went up from 1.67% to 1.88%, an improvement of about 12.5%.

MEDIA: Mr. Premji, with the India advantage being exploited by the global system integrators and their closeness to the customer, what are your plans to increase your closeness to customers and participate more often in the kind of mega off shoring deals that have happened recently? Have you had any RFPs in the past three months in these mega off shoring deals that happened in the last quarter?

AZIM PREMJI: Are you talking about the local market?

MEDIA: No. The mega off shoring deals in the international market.

AZIM PREMJI: I am not sure which ones are you talking about.

MEDIA: Let us say the $30-50 million to $100 million kind of deals. How often have you had an RFP? And what are your plans to increase your chances of being there and being seen especially versus the global system integrators?

VIVEK PAUL: I think that in terms of versus the global system integrators clearly we are getting a chance at bat in, you know, as many times as they are. I think that the challenge really is that most companies are now not going for big bang deals. Most companies are going for let us start this in a small way, test it out, make it grow and then grow along a sort of linear line if you will.

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And I think that that is a sort of market shift that we have seen and frankly I think it is probably better for our customers to go through the step by step rather than a big bang approach.

MEDIA: Is it a practice of Wipro not to declare interim dividend for the first half?

AZIM PREMJI: Yes it is a practice. Well, it has been the practice in the past and it is the current practice not to declare interim dividend.

MEDIA: Given that dividend is tax-free till end of the year in India, will interim dividend not give you an extra leverage to help your shareholders?

AZIM PREMJI: We have no immediate plans. It is tax-free for the recipient. It is taxable by the company. So, in terms of the circuit, system pays for it.

MEDIA: But has the company received any letter from SEBI to increase the public holding? There has been a move about it.

AZIM PREMJI: No such letter.

MEDIA: From 16.82% to 25%, SEBI is talking about a two-year deadline to increase....

AZIM PREMJI: I think the issue is still in work in progress in SEBI. There is no conclusion yet. We have not received any letter.

MEDIA: Could I have the location of this new clients' geographically, which includes six of Fortune 1000?

VIVEK PAUL: Yeah, 17 in the US, 18 outside the US

SURESH SENAPATY: 9 Europe, 5 Japan and about 4 rest of the world.

AZIM PREMJI: This excludes our domestic IT business. So we are talking just about Wipro Technologies there.

MEDIA: Are you finding enough traction on the health care front, and two is, can you give out the number of H1Bs and L1 that you have in your company?

VIVEK PAUL: On the healthcare front, let me take that question. If you look at the product engineering side which is medical electronic side, there seems to great interest. On the IT side, I think we are seeing some good interest. So, I would say that all in all even though it was a pretty mild quarter for healthcare, I think that the outlook convinced to be pretty strong.

MEDIA: How many L1 visas do you have?

AZIM Premji: L1, we have as per the requirement. Restrictions are with respect to H1B, so I suppose there is a concern in terms of where the holes, but L1 there are no such issues.

MEDIA: Mr. Vaswani, a question for you. Wipro Infotech has declined by 3%, why? Your services have grown by about 31% revenue, so where did the decline come from? And how many clients did you win this quarter?

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VASWANI: Wipro Infotech has declined by 3% in terms of revenue, but the profitability has increased by 20%. The revenue decline is largely on our hardware business. While the services business has shown a good growth in terms of year-on-year growth of around 22% and a sequential growth of 15%. The decline in hardware business is because of various reasons, but you know, before I get into the reasons for decline, the profitability of the hardware business and the gross margin of the hardware business has grown. The decline is on account of the changing mix in terms of dollar versus rupee business. So, there is a larger mix of dollar business which we don't count as a proportion of our revenues.

Our focus more on more profitable deals as well as some spill over orders into the next quarter. Now moving ahead to the services business, the growth is 22% year-on-year, sequential 15%. We have had good customer acquisitions in the India market, Asia Pacific, and the Middle East markets.

Our Asia Pacific and Middle East businesses continue to do well where we are focused only on the services and solutions part of our business. We have actually doubled our revenues in Asia Pacific and Middle East vis-a-vis the same period last year, but the base was small. And the other good development is we have opened up our second office in the Middle East in Saudi Arabia. So, you know, that is a broad perspective in terms of how we are doing.

MEDIA: Mr. Vaswani, could you kindly explain this, you know, because the figure shows September 30, 2138 and then 1602 and there 33%. There is figure of 22% growth in services is absent here, and so also in terms of PBIT 54% with respect to India and Asia IT service. Does it include only Wipro Infotech also or is it only about Wipro Infotech?

VASVANI: Wipro Infotech, the revenue growth is actually a de-growth of 3%. The PBIT growth or the operating margin growth is a growth of 20%. This is on a year-on-year basis, 19% on a year-on-year basis.

MEDIA: Mr. Paul, you talked about cost efficiencies. Has there been a drop in SG&A?

VIVEK PAUL: Yes, there was an SG&A drop by over a point from quarter to quarter.
1.5 points.

MEDIA: Mr. Paul, do you see the Nervewire losses being arrested now actually because it has gone up to 105 from 101 sequentially. Actually what is the revenue there and what are actually the losses there?

VIVEK PAUL: It is indeed our endeavor to reduce those losses.

MEDIA: But revenue why has it gone up. You mentioned about acquiring one client for the Nervewire?

VIVEK PAUL: We just don't give guidance on an individual line_item-by-line_item basis. So, we gave an overall guidance for the next quarter and I think at 241 million, that includes Nervewire.

MEDIA: So, this next quarter 241 guidance will be largely driven from where actually? Which segments?

VIVEK PAUL: It is really as I said you know when you look at the analysis for the revenue this quarter, it was across the board strength and I think that our expectation is that across the board strength will continue.

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MEDIA: Okay in that respect, what is repeat business and how much would these new clients bring in this quarter?

VIVEK PAUL: In the last quarter 4% of our revenue came from new clients, the balance came from existing clients. The new clients we define as those clients who have started billing from April 1, and we track them as new clients till March 31. Then everything folds into existing and again you start a new set of new clients. So, as a result that percentage always goes up quarter after quarter until the last quarter and then is down to zero again and then start climbing again.

MEDIA: Could I have the percentage for this quarter if it was 4% for Q1.

VIVEK PAUL: Order ending September was 3.8%. The quarter ending 1 was 2%.

MEDIA: I have a question for Vineet Agrawal. I am not very well informed on your business but one thing that I can recall is that I don't seem to have seen any significant advertisements for either Santoor or Glucovita, or your baby care products in the recent quarters, So I don't know if I should be watching more TV, but you should be able to tell me if there is some secret about your advertising strategies that we need to know.

VINEET AGRAWAL: If you look at our business, we have grown top line by almost 20%, bottom line by about 25%. This is largely led by fairly good quarter on toilet soaps where toilet soaps grew by 28% this quarter and about 27% last quarter. So to that extent our business has grown by both toilet soap as well as lighting. Now in terms of advertising, we are very strongly focused on regional advertising because that has been for strategy for consumer care and lighting wherein we have strong states in the West and South. So I am sure if you watch a lot of regional TV, both satellite as well as Doordarshan, but on the regional TV, you would see a lot of advertising of ours. Our advertising spends have gone up significantly and that is part of our growth in quarter one as well as quarter two.

MEDIA: Mr Senapaty has the ESOPs for foreign employees, overseas employees has been already given.

SURESH SENAPATY: In the recent past, no ESOPs has been given.

MEDIA: To those holding ADS?

SURESH SENAPATY: No, in the recent past, the current financial year, no additional stock options have been given either overseas or in India.

MEDIA: Can we have the mix of the onsite-offshore percentage, how much it is and has it grown. Has there been any change in the recent past in the third quarter?

VIVEK: There is no change compared to the last quarter, 58 onsite and 42 offshore.